File No.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

In the Matter of

THE BOSTON TRUST & WALDEN FUNDS

and

BOSTON TRUST INVESTMENT MANAGEMENT, INC.

APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED, EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF
THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN
EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; PURSUANT TO SECTIONS
6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1),
17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE
ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT
ARRANGEMENTS

Please send all communications and orders to:

Michael V. Wible
Thompson Hine LLP
41 South High Street

Suite 1700
Columbus, Ohio 43215

with copies to:

Jennifer Hankins
Citi Fund Services Ohio, Inc.
3435 Stelzer Road
Columbus, Ohio 43219

As filed on June 3, 2016

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, EXEMPTING APPLICANTS FROM SECTIONS 18(f) AND 21(b) OF THE ACT; PURSUANT TO SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1) OF THE ACT; PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a) (1), 17(a)(2) AND 17(a)(3) OF THE ACT; AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT ARRANGEMENTS

)
THE BOSTON TRUST & WALDEN FUNDS	)
)
)
3345 STELZER ROAD	)
COLUMBUS, OHIO 43219)
)
and	)
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BOSTON TRUST INVESTMENT MANAGEMENT, INC.	)
)
)
ONE BEACON STREET	)
33RD FLOOR	)
BOSTON, MA 02108)
)
)
File No.	)
)
)

I.                                        INTRODUCTION

The Boston Trust & Walden Funds (the “Trust”), an open-end management investment company, and the series thereof (each a “Fund” and collectively the “Funds”), and Boston Trust Investment Management, Inc. (the “Adviser”) (each Fund and the Adviser is an “Applicant” and together are the “Applicants”), hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder to the extent necessary to permit certain joint arrangements as described herein (the “Application”).

Applicants request that the relief also apply to (i) any future series of the Trust; (ii) any other registered open-end management investment company or series thereof advised by Adviser, each successor(1) of the Adviser, or a person controlling, controlled by, or under common control (within the meaning of Section 2(a)(9) of the Act) with the Adviser; and (iii) any registered open-end management investment company or series thereof that is part of the same “group of investment companies” (as that term is defined in Section 12(d)(1()G)(ii) of the Act) as the Funds or any investment company or series thereof described in clauses (i) and (ii). All Funds that currently intend to rely on the requested order have been named as Applicants, and any other fund or investment adviser that relies on the requested order in the future will comply with the terms and conditions of the Application.

Applicants hereby file this Application for an order permitting the Funds to participate in an interfund lending facility whereby the Funds may directly lend to and borrow money from each other for temporary purposes, provided that the loans are made in accordance with the terms and conditions set forth in this Application. Currently, certain Funds may, at any given time, be investing their daily cash balances in repurchase agreements, money market funds and other short-term investments with banks or other lenders, while other Funds have the ability to borrow money from banks or other lenders for temporary purposes to satisfy redemption requests or for other temporary purposes. The Funds propose to enter into loan agreements whereby the Funds would be permitted to lend money directly to, and borrow money directly from, each other for temporary purposes. Through the use of the proposed credit facility, the Funds intend to: (i) reduce the costs that would be incurred in borrowing from banks and other lenders; and (ii) enhance their ability to earn higher interest rates on their otherwise uninvested cash balances that would be available from such short-term investments.

Section 12(d)(1) of the Act prohibits, subject to certain limited exceptions, the purchase by one investment company of the securities of another investment company. Section 17(a)(1) of the Act prohibits an affiliated person of a registered investment company from selling securities or other property to the registered investment company, Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment

(1) For purposes of the requested order, “successor” means any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

company from purchasing securities or other property from the registered investment company, and Section 17(a)(3) generally prohibits such an affiliated person from borrowing money or other property from the investment company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, acting as principal, from entering into any transaction in which the investment company is a joint, or a joint and several participant, unless it has been approved by an order of the Commission. Section 18(f)(1) of the Act prohibits any registered open-end investment company from issuing any “senior security”; however, that section permits the investment company to borrow from a bank, provided the company maintains 300% asset coverage for such loans. Finally, Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if such person controls or is under common control with such registered company.

Applicants request an order to the extent necessary to establish and operate the proposed credit facility as described in this Application, subject to the terms and conditions set forth herein. The proposed credit facility is intended to be used by the Funds solely as a means of: (i) reducing the costs that would be incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds from the investment of their daily cash balances. Accordingly, Applicants believe the relief requested is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

II.                                   BACKGROUND

A.                                    The Trust

The Trust is an open-end investment management company which currently offers its shares in separate series.  The Trust was organized as a Massachusetts business trust on January 8, 1992.   Prior to August 1, 2011, the Trust was known as The Coventry Group.  The offerings of the shares of the Funds are registered pursuant to the Securities Act of 1933, as amended.

B.                                    The Adviser.

The Adviser is a Massachusetts corporation and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Under the terms of the Adviser’s investment advisory agreement with the Trust (the “Investment Advisory Agreement”), the Adviser serves as the investment adviser to the Funds. Each investment adviser relying on the requested order will be registered as an investment adviser under the Advisers Act.

C.                                    Current Borrowing Practices.

At any particular time, while some Funds are entering into repurchase agreements or investing their daily cash balances in money market funds or other short-term instruments, other Funds may need to borrow money for temporary purposes to satisfy redemption requests, to cover unanticipated cash shortfalls such as when a trade “fail” occurs in which cash payment for a security sold by a Fund has been delayed, or for other temporary purposes. The Funds may borrow money to the extent permitted under the Act and rules and regulations thereunder, as such may be interpreted or modified by regulatory authorities having jurisdiction from time to time or by exemptive relief from such regulatory authorities. Current regulations permit a Fund to borrow from a bank in an amount up to 1/3 of the Fund’s total assets (including the amount borrowed), and to borrow additional amounts up to 5% of the Fund’s total assets for temporary purposes.

Under existing custody agreements, each Fund’s custodian bank may in its discretion advance money to the Fund which will be treated as a loan payable upon demand and bearing interest at a rate customarily charged by the bank. These loans are available at the custodian bank’s discretion, in the amounts the custodian bank chooses to make available at the time, as they are uncommitted. If Funds borrow from a custodian bank, they would pay interest on the loan at a rate that is significantly higher than the rate that is earned by other (non-borrowing) Funds on investments in repurchase agreements, money market funds, and other short-term instruments of the same maturity as the bank loan. Applicants assert that this differential represents the profit earned by the lender on loans and is not attributable to any material difference in the credit quality or risk of such transactions.

D.                                    The Proposed Credit Facility.

The Funds seek to enter into a master interfund lending agreement (“Interfund Lending Agreement”) with each other that would permit each Fund to lend money directly to and borrow directly from other Funds through a credit facility for temporary purposes (an “Interfund Loan”). The proposed credit facility is expected both to reduce the Funds’ potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings than would otherwise be available to them. Although the proposed credit facility would reduce the Funds’ need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks.

It is anticipated that the proposed credit facility would provide a borrowing Fund with savings at times when the cash position of the borrowing Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, the Funds often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). However, redemption requests normally are effected immediately. The proposed credit facility would provide a potential source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

Similarly, it is anticipated that a Fund could use the proposed credit facility when a sale of securities “fails” due to circumstances beyond the Fund’s control, such as a delay in the delivery of cash to the Fund’s custodian or improper delivery instructions by the broker effecting the transaction. “Sales fails” may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Alternatively, the Fund would “fail” on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund. Use of the proposed credit facility under these circumstances would enable the Fund to have access to potential immediate short-term liquidity.

While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining bank loans. Under the proposed credit facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or money market funds. Thus, the proposed credit facility would benefit both borrowing and lending Funds.(2)

The interest rate to be charged to the Funds on any Interfund Loan (the “Interfund Loan Rate”) would be the average of: (i) the “Money Market Rate,” as defined below; and (ii) the “Bank Loan Rate,” as defined below. The Money Market Rate for any day would be equal to the highest yield available to a lending Fund from investment in a registered investment company that is a “government money market fund” (as such term is defined in Rule 2a-7 promulgated under the Act). The Bank Loan Rate for any day would be calculated by the Interfund Lending Committee, as defined below, each day an Interfund Loan is made according to a formula established by each Fund’s board of directors or trustees, as applicable (the “Trustees”), intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds. The formula would be based upon a publicly available rate (e.g., Federal funds plus 25 basis points) and would vary with this rate to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of each Fund’s Trustees. In addition, each Fund’s Trustees would periodically review the continuing appropriateness of using the formula to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. The regular monitoring and adjustment of the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates. Applicants submit that these procedures provide a level of assurance that the Bank Loan Rate would be representative of prevailing market rates.

Certain members of the Adviser’s fund administration personnel (the “Interfund Lending Committee”) will administer the credit facility. No portfolio manager of any Fund will serve as a member of the Interfund Lending Committee. The proposed credit facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Interfund Lending Committee would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Money Market Rate and, if applicable, the yield of any money market fund in

(2)  In this respect, the Applicants’ proposal is analogous to direct purchase and sale transactions between affiliated investment companies covered by Rule 17a-7. Rule 17a-7 is designed to allow funds to reduce their brokerage costs by dealing directly with one another without the intervention of a broker-dealer. Like the Applicants’ proposal, Rule 17a-7 allows direct dealings between funds where the funds’ board of trustees has adopted procedures to assure that the transactions are effected at prices that are fair to both sides of the transactions and are consistent with the investment policy of each fund. Cf. Safeco Growth Fund. Inc., (avail. Mar. 4, 1985).

which the lending Fund could otherwise invest, and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

Under the proposed credit facility, it is anticipated that most loans extended to the Funds would be unsecured. The proposed credit facility would permit a Fund to borrow on an unsecured basis if the Fund’s total borrowings from all sources were less than or equal to 10% of its total assets immediately after the interfund borrowing. If a Fund had a secured loan outstanding from any other source or if the Fund’s outstanding borrowings immediately after the interfund borrowing were greater than 10% of its total assets, the Fund could borrow only on a secured basis. Each Fund would borrow in compliance with the investment restrictions for that Fund. If the total outstanding borrowings from all sources of a Fund with outstanding Interfund Loans exceeded 10% of its total assets, the Fund would reduce indebtedness to 10% or less of total assets, or secure each outstanding Interfund Loan.

In addition, amounts borrowed through the proposed credit facility would be reasonably related to a Fund’s temporary borrowing need. In order to facilitate monitoring of these conditions, Applicants will limit a Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, to the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days. The duration of any loans made under the proposed credit facility would be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. All loans would be callable on one business day’s notice by the lending Fund. A borrowing Fund could repay an outstanding loan in whole or in part at any time without penalty. While the Funds would pay interest on the borrowings, the Funds would not pay any fees in connection therewith.

Under the proposed credit facility, the Portfolio Manager(s) (the “PM(s)”) for each participating Fund could provide standing instructions to participate daily as a borrower or lender; alternatively, the PM(s) could provide instructions from time to time as to when the Fund wishes to participate as a borrower or lender. The Interfund Lending Committee on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds.

The Interfund Lending Committee would allocate borrowing demand and cash available for lending among the Funds on what the Interfund Lending Committee believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (i) the time of filing requests to participate; (ii) minimum loan lot sizes; and (iii) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction.

The Interfund Lending Committee would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to any portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Interfund Lending Committee would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. All allocations made by the Interfund Lending Committee will require the approval of at least one member of the Interfund Lending Committee who has the title of Chief Financial Officer, Managing Director, Manager, Mutual Fund Administration or Mutual Fund Administrator, or any equivalent to the foregoing, of the Adviser.  Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Interfund Lending Committee has allocated cash for Interfund Loans, the Interfund Lending Committee will invest any remaining cash in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

The method of allocation and related administrative procedures would be approved by the Trust’s Trustees, including a majority of Trustees who are not “interested persons” of the Trust, as that term is defined in Section 2(a)(19) of the Act (“Independent Trustees”), to ensure that both borrowing and lending Funds participate on an equitable basis. The Adviser would report quarterly to the Trustees on the participation of the various Funds in the proposed credit facility. The Trust’s Trustees would review at least quarterly each Fund’s participation in the proposed credit facility to assure that transactions were effected in compliance with any order permitting such transactions and would review at least annually the continuing appropriateness of: (i) the administrative procedures; (ii) the Interfund Loan Rate; and (iii) the Fund’s participation in the proposed credit facility. As part of the Trustees’ review of the continuing appropriateness of a Fund’s participation in the proposed credit facility as required by condition 14, the Trustees of the Fund, including a majority of the Independent Trustees, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund’s liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund’s portfolio liquidity is sufficient to satisfy its obligations under the facility along with its other liquidity needs. If an Interfund Loan is not paid according to its terms and a default is not cured within two business days from maturity or from demand for payment, the Adviser promptly would refer the loan for arbitration to an independent arbitrator selected by the Trustees of the Funds involved, who would have binding authority to resolve any problem promptly.

The Adviser would: (i) monitor the Interfund Loan Rate and the other terms and conditions of the loans; (ii) limit the borrowings and loans entered into by each Fund to ensure that the borrowings and loans comply with the Fund’s investment policies and limitations; (iii) ensure equitable treatment of each Fund; and (iv) make quarterly reports to the Trustees concerning any transactions by the Funds under the proposed credit facility and the Interfund Loan Rate charged. The Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary as part of its duties under the Investment Advisory Agreement, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility. The Adviser could collect standard pricing, recordkeeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Such fees would be no higher than those applicable for comparable bank loan transactions.

If the requested order is granted, no Fund may participate in the proposed credit facility unless: (i) the Fund has obtained shareholder approval of investment policies that permit participation, if such approval is required by law; (ii) the Fund has fully disclosed all material information concerning the credit facility in its prospectus and/or statement of additional information; and (iii) the Fund’s participation in the credit facility is consistent with its investment objectives, limitations and organizational documents.

III.                              STATUTORY PROVISIONS

Section 12(d)(1) of the Act generally prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that Section.

Section 17(a)(1) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 17(a)(3) of the Act generally prohibits an affiliated person, or affiliated person of an affiliated person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person, directly or indirectly, if that person controls or is under common control with that company. Section 17(d) of the Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint or a joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission.

Section 2(a)(3)(C) of the Act defines an “affiliated person” of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines “control” as the “power to exercise a controlling influence over the management or policies of a company,” but excludes circumstances in which “such power is solely the result of an official position with such company.”

Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company....” Under Section 18(g) of the Act, the term “senior security” generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

Section 17(b) of the Act generally provides that the Commission may grant an order, upon application, exempting a proposed transaction from the provisions of Section 17(a) of the Act provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act.

Rule 17d-1(b) under the Act provides that in passing upon an application filed under the Rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of (the Act).”

Similarly, Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of Section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors.

IV.                               REQUEST FOR ORDER

Applicants seek an order pursuant to Section 6(c) of the Act exempting them, to the extent described herein, from the provisions of Sections 18(f) and 21(b) of the Act; pursuant to Section 12(d)(1)(J) of the Act exempting them from the provisions of Section 12(d)(1) of the Act; pursuant to Sections 6(c) and 17(b) of the Act exempting them from the provisions of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the proposed credit facility.

Conditions. Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)                                 The Interfund Loan Rate will be the average of the Money Market Rate and the Bank Loan Rate.

(2)                                 On each business day when an Interfund Loan is to be made, the Interfund Lending Committee will compare the Bank Loan Rate with the Money Market Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (a) more favorable to the lending Fund than the Money Market Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest; and (b) more favorable to the borrowing Fund than the Bank Loan Rate.

(3)                                 If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (a) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan to the Fund; (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan to the Fund that requires collateral; (c) will have a maturity no longer than any outstanding bank loan to the Fund (and in any event not over seven days); and (d) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

(4)                                 A Fund may make an unsecured borrowing through the proposed credit facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the proposed credit facility only on a secured basis. A Fund may not borrow through the proposed credit facility or from any other source if its total outstanding borrowings immediately after such borrowing would be more than 33 1/3% of its total assets.

(5)                                 Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all of its outstanding Interfund Loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition (5) shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund’s total outstanding borrowings exceed 10% is repaid or the Fund’s total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

(6)                                 No Fund may lend to another Fund through the proposed credit facility if the loan would cause the lending Fund’s aggregate outstanding loans through the proposed credit facility to exceed 15% of the lending Fund’s current net assets at the time of the loan.

(7)                                 A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets.

(8)                                 The duration of Interfund Loans will be limited to the time required to obtain cash sufficient to repay such Interfund Loan, through either the sale of portfolio securities or the net sales of the Fund’s shares, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

(9)                                 A Fund’s borrowings through the proposed credit facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund’s total net cash redemptions for the preceding seven calendar days or 102% of the Fund’s sales fails for the preceding seven calendar days.

(10)                          Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

(11)                          A Fund’s participation in the proposed credit facility must be consistent with its investment objectives and limitations and organizational documents.

(12)                          The Interfund Lending Committee will calculate total Fund borrowing and lending demand through the proposed credit facility, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. All allocations made by the Interfund Lending Committee will require the approval of at least one member of the Interfund Lending Committee who has the title of Chief Financial Officer, Managing Director, Manager, Mutual Fund Administrator, or any equivalent of the foregoing, of the Adviser. The Interfund Lending Committee will not solicit cash for the proposed credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Interfund Lending Committee will invest any amounts remaining after satisfaction of borrowing demand in accordance with the standing instructions of the portfolio managers or such remaining amounts will be invested directly by the portfolio managers of the Funds.

(13)                          The Interfund Lending Committee will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and will make a quarterly report to the Trustees of each Fund concerning the participation of the Funds in the proposed credit facility and the terms and other conditions of any extensions of credit under the credit facility.

(14)                          The Trustees of each Fund, including a majority of the Independent Trustees, will:

(a)                                 review, no less frequently than quarterly, the Fund’s participation in the proposed credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)                                 establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)                                  review, no less frequently than annually, the continuing appropriateness of the Fund’s participation in the proposed credit facility.

(15)                          If an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, the Adviser will promptly refer such loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.(3) The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

(16)                          Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the proposed credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions by the Fund, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available to the Fund at the time each Interfund Loan is made on overnight repurchase agreements and commercial bank borrowings, the yield of any money market fund in which the lending Fund could otherwise invest, and such other information presented to the Fund Trustees in connection with the review required by conditions (13) and (14).

(17)                          The Adviser will prepare and submit to the Trustees for review an initial report describing the operations of the proposed credit facility and the procedures to be implemented to ensure that all Funds are treated fairly. After the commencement of the proposed credit facility, the Adviser will report on the operations of the proposed credit facility at each of the Trustees’ quarterly meetings. Each Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Trustees each year that the Fund participates in the proposed credit facility, that evaluates the Fund’s compliance with the terms and

(3)  If the dispute involves funds with different Trustees, the respective Trustees of each fund will select an independent arbitrator that is satisfactory to each fund.

conditions of the Application and the procedures established to achieve such compliance. Each Fund’s chief compliance officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, for each year that the Fund participates in the proposed credit facility, that certifies that the Fund and the Adviser have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives:

(a)                                 that the Interfund Loan Rate will be higher than the Money Market Rate, and, if applicable, the yield of the money market funds, but lower than the Bank Loan Rate;

(b)                                 compliance with the collateral requirements as set forth in the Application;

(c)                                  compliance with the percentage limitations on interfund borrowing and lending;

(d)                                 allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Trustees; and

(e)                                  that the Interfund Loan Rate does not exceed the interest rate on any third-party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund’s independent public accountants, in connection with their audit examination of the Fund, will review the operation of the proposed credit facility for compliance with the conditions of the Application and their review will form the basis, in part, of the auditor’s report on internal accounting controls in Form N-SAR.

(18)                          No Fund will participate in the proposed credit facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

V.                                    STATEMENT IN SUPPORT OF THE REQUESTED ORDER

A.                                    Discussion of Precedents.

The Commission has granted orders permitting several other mutual fund complexes to establish an interfund lending program based on terms and conditions substantially identical to those proposed herein. In the Matter of BMO Funds, Inc., et al., Investment Company Act Rel. No. 31146 (Jul. 2, 2014) (Notice), Investment Company Act Rel. No.31193 (Jul. 30, 2014) (Order); In the Matter of Ivy Funds, Inc., et al., Investment Company Act Rel. No. 31068 (Jun. 2, 2014) (Notice), Investment Company Act Rel. No. 31138 (Jun. 30, 2014) (Order); In the Vanguard Admiral Funds, et al., Investment Company Act Rel. No. 31021 (Apr. 17, 2014) (Notice), Investment Company

Act Rel. No. 31044 (May 13, 2014) (Order); In the Matter of DFA Investment Dimensions Group Inc., et al., Investment Company Act Rel. No. 30976 (Mar. 7, 2014) (Notice), Investment Company Act Rel. No. 31001 (Apr. 2, 2014) (Order); In the Matter of Fidelity Aberdeen Street Trust, et al., Investment Company Act Rel. No. 30258 (Nov. 6, 2012) (Notice), Investment Company Act Rel. No. 30288 (Dec. 3, 2012) (Order); In the Matter of John Hancock Variable Insurance Trust, et al., Investment Company Act Rel. No. 29865 (Nov. 18, 2011) (Notice), Investment Company Act Rel. No. 29885 (Dec. 14, 2011) (Order).

B.                                    Discussion in Support of the Application.

The proposed credit facility is intended to be used by increasing liquidity available to the Funds solely as a means of: (i) reducing the costs incurred by the Funds in obtaining bank loans for temporary purposes; and (ii) increasing the return received by the Funds in the investment of their otherwise uninvested daily cash balances. Other than the receipt of its regular advisory fees, the Adviser’s only interest in pursuing this program results from their position as a fiduciary to the Funds. The Adviser has no pecuniary or other interest in establishing the program.

Before the Funds participate in the proposed credit facility, the Trustees of each Fund will carefully consider the benefits and possible additional risk to the Fund as a result of its participation in the proposed credit facility and conclude that participation in the proposed credit facility would be in the best interests of the Fund. Before a Fund participates in the proposed credit facility, the Trustees of the Fund will also have determined that the significant benefits derived from participation in the proposed credit facility outweigh the nominal additional risks that may be incurred by the Fund. The Trustees of any Fund that determines to participate in the proposed credit facility in the future would be required to make a similar determination before it could participate in the proposed credit facility.

The significant benefits to be derived from participation in the proposed credit facility will be shared by the Funds making loans directly to other Funds as well as those Funds borrowing money directly from other Funds. The interest rate formula is designed to ensure that lending Funds always receive a higher return on their uninvested cash balances than they otherwise would have obtained from investment of such cash in repurchase agreements and that borrowing Funds always incur lower borrowing costs than they otherwise would under bank loan arrangements. Interfund Loans will be made only when both of these conditions are met. To ensure that these conditions are met, the Interfund Lending Committee will compare the Interfund Loan Rate set under the interest rate formula with the available Bank Loan Rate and the Money Market Rate on each business day. A Fund would be allowed to participate in the proposed credit facility only if the Interfund Loan Rate were higher than the Money Market Rate and, if applicable, the yield of any money market fund in which the lending Fund could otherwise invest, and lower than the Bank Loan Rate.

Furthermore, Applicants believe that these benefits can be achieved without any significant increase in risk. Applicants believe that the risk of default on Interfund Loans is likely to be de minimis given the extremely high asset coverage requirements for any

Interfund Loan, the highly liquid nature of Fund assets, and the other terms and conditions for effecting Interfund Loans as proposed in this Application.

The proposed credit facility has been designed to serve only as a supplemental source of credit only for the Funds’ normal short-term borrowing and short-term cash investment activities which do not involve any significant risks of default.

Each Fund will be able to borrow under the proposed credit facility on an unsecured basis only if the Fund’s total borrowings immediately after the interfund borrowing are equal to or less than 10% of its total assets. Moreover, if a borrowing Fund has a secured loan from any other lender, its Interfund Loans also would be secured on the same basis. If any other lender to a borrowing Fund imposes conditions with respect to the quality of or access to collateral securing a borrowing, the Fund’s collateral for any Interfund Loan will be subject to the same conditions (if the other lender is another Fund) or the same or better conditions (in any other circumstance). If a Fund’s total outstanding borrowings from all sources exceed 10% of its total assets, the Fund would repay any outstanding Interfund Loans, would reduce its borrowings to 10% or less of total assets, or would secure each outstanding Interfund Loan.

To assure that a lending Fund’s use of the proposed credit facility reflects only the normal levels of short-term investment activity, the Funds will limit their loans extended through the proposed credit facility to no more than 15% of a Fund’s current net assets at the time an Interfund Loan is made.

Applicants further concluded that, given these asset coverage limits and the other terms and conditions discussed herein, any Interfund Loan made through the proposed credit facility would represent “high quality” debt with minimal credit risk, fully comparable with, and in many cases superior to, other short term instruments available to the Funds. Applicants anticipate that a Fund would extend an Interfund Loan only when the borrower’s total borrowings immediately after the Interfund Loan are 10% or less of its total assets (1,000% asset coverage). In the relatively few instances when a Fund would extend an Interfund Loan to a borrowing Fund with outstanding loans immediately after the Interfund Loan representing more than 10% of its total assets (up to the 33 1/3% limit), any loan would be fully secured by segregated assets, as well as protected by the borrowing Fund’s asset coverage of at least 300%. If the total outstanding borrowing from all sources of a Fund with outstanding Interfund Loans exceeds 10% of its total assets, the Fund would: (i) repay all outstanding Interfund Loans; (ii) reduce indebtedness to 10% or less of total assets; or (iii) secure each outstanding Interfund Loan, until the Fund’s total outstanding borrowings cease to exceed 10% of its total assets.

In addition, if a Fund borrows from one or more banks, all Interfund Loans to that Fund will become subject to at least equivalent terms and conditions with respect to interest rate, collateral, maturity, and events of default as any outstanding bank loan of the Fund. If a bank were to require collateral for a loan to a borrowing Fund, the lending Fund would also require the pledge of collateral by the borrowing Fund on the same basis regardless of the level of the borrowing Fund’s asset coverage. Similarly, if the bank were to call its loan because of default, the lending Fund also would be required to call its loan. In addition, the maturity of an Interfund Loan would never be longer than the maturity of any outstanding bank loan and would in no event exceed seven days. Under these conditions, all Interfund Loans to a Fund would be effected at not less than the same level of protection as required by any bank or other third-party lender to the Fund.

In light of all the protections set forth above, the high quality and liquidity of the assets covering the loans, the ability of lending Funds to call Interfund Loans on one business day’s notice, and the fact that the Independent Trustees will exercise effective oversight of the proposed credit facility, Applicants believe Interfund Loans to be comparable in credit quality to money market (short-term) instruments. Because Applicants believe that the risk of default on Interfund Loans is so remote as to be little more than a theoretical possibility, the Funds would not require collateral for Interfund Loans except on the few occasions when a Fund’s total borrowings represent more than 10% of its total assets (or when a lending bank or other third party lender to the Fund requires collateral). Moreover, with respect to loans made when the Fund’s total borrowings represent 10% or less of its assets, collateralizing each Interfund Loan would be burdensome and expensive and would reduce or eliminate the benefits from the proposed credit facility. In such cases, collateralization would provide no significant additional safeguard in light of: (i) the high credit quality and liquidity of the borrowing Funds; (ii) the 1,000% or greater asset coverage standard for unsecured Interfund Loans; (iii) the demand feature of Interfund Loans; and (iv) the fact that the program for both the borrowing and lending Funds would be administered by the Adviser through the Interfund Lending Committee, and would be subject to the oversight of the Independent Trustees.

Applicants, however, are sensitive to the need for adequate safeguards in the unlikely event of a loan default or payment dispute between a lending and borrowing Fund. To address these concerns, Applicants propose the following:

(1)                                 Each Fund’s aggregate Interfund Loans to all Funds will be limited to 15% of its current net assets at the time the loan is made. Although Applicants believe Interfund Loans will be of substantially comparable (if not superior) quality and liquidity to money market funds, repurchase agreements or other comparable short term instruments, the Funds will impose the foregoing limit on their Interfund Loans as an additional safeguard against the possibility, however remote, that a default by a borrowing Fund might impact a lending Fund’s liquidity.

(2)                                 If an Interfund Loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the loan agreement, the Adviser will promptly refer the loan for arbitration to an independent arbitrator selected by the Trustees of each Fund involved in the loan, as described above, who will act as arbitrator of disputes concerning the Interfund Loan.(4) The arbitrator will resolve any problem promptly, and the arbitrator’s decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Trustees

(4)  If the dispute involves funds with different Trustees, the respective Trustees of each fund will select an independent arbitrator that is satisfactory to each fund.

setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

Applicants believe that the program would not involve any significant risk resulting from potential conflicts of interest. The Adviser has no pecuniary interest in the administration of the program. As noted earlier, Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary as part of the Funds’ overall cash management program. The Adviser, through the Interfund Lending Committee, would administer the program as part of its duties under the Investment Advisory Agreement with the applicable Fund, and would receive no additional fee as compensation for its services in connection with the administration of the proposed credit facility, although it may collect standard pricing, recordkeeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. These fees would be no higher than those applicable for comparable bank loan transactions.

The proposed credit facility would not present any significant potential for one Fund to obtain a preferential rate to the disadvantage of any other Fund. Under the proposed credit facility, the Funds would not negotiate interest rates between themselves and the Adviser would not set rates in their discretion. Rather, rates would be determined pursuant to a pre-established formula, approved by the Trustees, which would be a function of the current rates quoted by independent third parties for short term bank borrowing and for short term repurchase agreements. All Funds participating in the credit facility on any given day would receive the same rate.

The proposed credit facility would also not present any significant potential that any Fund’s portfolio manager would maintain or expand the Fund’s uninvested cash balance beyond that needed for prudent cash management in order to extend credit to, and thereby help the performance of, another Fund. First, the amount of total credit available for Interfund Loans and the amount of interfund borrowing demand would be determined by the Interfund Lending Committee. As discussed above, the Interfund Lending Committee would continue to operate independently of the Funds’ portfolio managers. The Interfund Lending Committee will accumulate data at least once each business day on the Funds’ total short-term borrowing needs to meet redemptions and to cover sales fails and the Funds’ total uninvested cash positions. The Interfund Lending Committee would not solicit cash for the proposed credit facility from any Fund or disseminate total borrowing demand data to any portfolio managers. The Interfund Lending Committee would allocate available cash to borrowing Funds on an equitable basis. No portfolio manager would be able to cause his or her Fund’s cash balance to be loaned to any particular Fund or otherwise intervene in the Interfund Lending Committee’s allocation of loans. No portfolio manager would be able to influence the Interfund Lending Committee’s allocation of loans.

Second, the Funds’ portfolio managers typically limit the Funds’ cash balance reserves to the minimum desirable for prudent cash management in order to remain fully invested consistent with the investment policies of the Funds. A Fund may, however, have a large cash position when one or more portfolio managers otherwise believe that market conditions are not favorable for profitable investing or when the portfolio managers are otherwise unable to locate favorable investment opportunities.(5) Because each portfolio manager’s compensation is related to his or her performance record, it would be contrary to the self-interest of the portfolio manager to jeopardize his or her performance in order to extend additional credit to other Funds.

Third, a portfolio manager’s decision regarding the amount of his or her Fund’s uninvested cash balance would be unlikely to affect the ability of other Funds to obtain Interfund Loans. The Funds anticipate that, whenever the Interfund Loan Rate is higher than the Money Market Rate, the cash available each day for interfund lending normally would greatly exceed the demand from borrowing Funds. Although Funds might in rare instances have extraordinary borrowing needs, the high asset coverage limitations of the proposed credit facility are expected to restrict its use to customary levels of Fund borrowing.

For all the foregoing reasons, and subject to the above terms and conditions, Applicants submit that the order requested herein meets the standards set forth in Sections 6(c) and 17(b) of the Act and Rule 17d-1 thereunder.

1.                                      Exemption from Sections 17(a)(3) and 21(b) of the Act.

The Adviser serving as the investment adviser of a Fund is an affiliated person of the Fund under the definition set forth in Section 2(a)(3) of the Act. Because the Funds share a common investment adviser, each Fund may be deemed to be under common control with all the other Funds, and, therefore, an affiliated person of those Funds. While not necessarily agreeing that the Funds are in fact affiliated persons of each other, Applicants seek an exemption from Sections 17(a)(3) and 21(b) of the Act, which respectively prohibit borrowing by an affiliated person from an investment company and loans by an investment company to a person under common control with that investment company.

(a)                                 The Terms of the Proposed Transaction Are Fair and Reasonable and Do Not Involve Overreaching on the Part of Any Person Concerned.

Applicants submit that the Interfund Loans will be on terms which are reasonable and fair to participating Funds and that substantially eliminate opportunities for overreaching. As discussed earlier, the interest rates for all Interfund Loans will be based on the same objective and verifiable standards (i.e., the average of the current available Money Market Rate and the Bank Loan Rate). Thus, the rate for a borrowing Fund will be lower, and the rate for a lending Fund will be higher, than that otherwise available to them. Because the interest rate formula is objective and verifiable and the same rate applies equally to all Funds participating on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching.

Furthermore, because each Fund’s daily borrowing demand or cash reserve would be determined independently of any other Fund and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Trustees, the operation of the program will

(5)  Applicants represent that the Funds generally are managed by more than one portfolio manager.

substantially eliminate the possibility of one Fund taking advantage of any other. In addition, each Fund will have substantially equal opportunity to borrow and lend to the extent consistent with its investment policies and limitations.

Periodic review by each Fund’s Trustees, including the Independent Trustees, and the other terms and conditions adopted hereunder also provide additional assurance that the transactions will be fair and reasonable and free of overreaching.

(b)                                 The Proposed Transactions Will Be Consistent with the Policies Set Forth in the Funds’ Registration Statements and the General Purposes of the Act.

All borrowings and Interfund Loans by the Funds will be consistent with the organizational documents and investment policies of the respective Funds.

Section 21(a) of the Act provides that a registered investment company may not lend money “directly or indirectly” to any person if such lending is not permitted by its investment policies as described in its registration statement and reports filed with the Commission. Similarly, Subparagraphs (B) and (G) of Section 8(b)(1) of the Act require that registered investment companies must disclose the extent to which, if at all, they intend to engage in borrowing money and making loans to other persons. If the relief herein is granted, each Fund will include disclosure in its statement of additional information on the possibility of the Fund’s participation in the proposed credit facility. A Fund would include disclosure regarding the proposed credit facility in its statement of additional information as long as the Fund participates in the proposed credit facility.

The proposed credit facility also is consistent with the general purposes of the Act and specifically Sections 17 (a)(3) and 21(b). These sections are intended to prevent a party with strong potential adverse interests and some influence over the investment decisions of a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders.(6) The proposed transactions do not raise such concerns because: (i) the Adviser, through the Interfund Lending Committee, would administer the program as a disinterested fiduciary as part of its duties under the Investment Advisory Agreement with the applicable Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments either directly or through a money market fund; (iii) the Interfund Loans would not involve a significantly greater risk than such other investments; (iv) the lending Fund would receive interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest at a rate lower than otherwise available to it under bank loan agreements and avoid up-front commitment fees associated with committed lines of credit. Moreover, the

(6)  The affiliated borrowing transactions covered by Section 21(b) are also covered by Section 17(a)(3). To the extent that Congress intended Section 21(b) to cover some more specific abuse, the section appears to have been directed at prohibiting upstream loans. See S. Rep. No. 1775, 76th Cong. 3d Sess. 15 (1940), House Hearings on H.R 10065, 76th Cong., 3d Sess. 124 (1940). The lending transactions at issue here, of course, do not involve upstream loans.

other terms and conditions that Applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

For the foregoing reasons, and in light of the other terms and conditions the Applicants propose in this Application, Applicants submit that the transactions to be effected under the proposed credit facility are consistent with the general purposes of the Act.

2.                                      Exemption from Sections 17(a)(1), 17(a)(2) and 12(d)(1) of the Act.

As noted above, Applicants submit that the proposed credit facility may not involve transactions by any “affiliated persons” of a Fund. Applicants further submit that the proposed credit facility would involve cash items and not the issuance or sale of any “security” by a borrowing Fund to a lending Fund within the meaning of Sections 17(a) (1) or 12(d)(1) of the Act. However, because of the broad definition of a “security” in Section 2(a)(36) of the Act, the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of Sections 17(a)(1) and 12(d)(1) of the Act. Thus, Applicants seek through this Application to eliminate any possible questions or doubts concerning their participation in the proposed credit facility.

Section 17(a)(2) of the Act prohibits an affiliated person of a registered investment company or any affiliated person of such a person from purchasing securities or other property from the investment company. Pursuant to conditions (3), (4) and (5), a borrowing Fund would be required to pledge assets to a lending Fund under certain circumstances. Such a pledge of assets could be construed as a purchase of the borrowing Fund’s securities or other property for purposes of Section 17(a)(2) of the Act.(7)

Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and policies and purposes of the Act for all the reasons set forth above in support of their request for relief from Sections 17(a)(3) and 21(b).

The primary purpose of Section 17(a)(1) and 17(a)(2) is to prevent persons with the power to control an investment company from using that power to their own pecuniary advantage in connection with the purchase or sale of securities or other property (i.e., to prevent self-dealing).(8) Because the interest rate formula is objective and verifiable and the same rate would apply equally to all Funds participating in the proposed credit facility on any given day, the use of the formula provides an independent basis for determining that the terms of the transactions are fair and reasonable and do not involve overreaching. In addition, because each Fund’s daily borrowing demand or cash reserve would be determined independently of those of any other participating Funds and all such decisions would be aggregated by the Interfund Lending Committee and matched on an equitable basis pursuant to procedures approved by the Trustees of the relevant Fund, the operation of the program will substantially eliminate the possibility of any one Fund being disadvantaged by another participating Fund.

(7)  See, Rubin v. United States, 449 U.S. 424 (1981), See also Salomon Brothers Asset Management Inc., et al.  Investment Company Act Release Nos. 24181(Dec. 1, 1999)(notice) and 24222 (Dec. 28, 1999) (order).

(8)  See, e.g., S. Rep. No. 1775. 76th Cong., 3 Sess. 6 (1940).

The requested relief from Section 17(a)(2) of the Act meets the standards of Sections 6(c) and 17(b) because any collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the other lender is a Fund) or the same or better conditions (in any other circumstance). Any collateral pledged to secure an Interfund Loan will be available solely to secure repayment of such Interfund Loan.

Furthermore, Applicants submit that the proposed credit facility does not involve the type of abuse at which Section 12(d)(1) was directed. Section 12(d)(1) imposes certain limits on an investment company’s acquisitions of securities issued by another investment company. That Section was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. In the instant case, the entire purpose of the proposed credit facility is to provide economic benefits for all the participating Funds and their shareholders. There would be no duplicative costs or fees to the Funds or their shareholders. The Adviser, through the Interfund Lending Committee, would administer the proposed credit facility as a disinterested fiduciary under its existing investment management agreement with the Funds, and would receive no additional compensation for its services in connection with the administration of the credit facility. The Adviser may collect standard pricing, recordkeeping, bookkeeping and accounting fees associated with the transfer of cash and/or securities in connection with repurchase and lending transactions generally, including transactions effected through the proposed credit facility. Fees paid to an Adviser in connection with an Interfund Loan would be no higher than those applicable for comparable bank loan transactions.

Under these circumstances, to include Interfund Loans within the limitations of Section 12(d)(1) would not enhance investor protection, but rather would restrict a lending Fund’s ability to acquire the securities of other investment companies which the Fund otherwise could acquire under Section 12(d)(1). Applicants submit that such a restriction upon a Fund’s investment flexibility would be contrary to the best interests of Fund shareholders.

3.                                      Order Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder.

Applicants also believe that the proposed credit facility would not involve any “joint enterprise” with any affiliated person subject to Section 17(d) and Rule 17d-1 thereunder. To avoid any possible issue, however, Applicants seek an order under these provisions to the extent necessary to implement the proposed credit facility.

Section 17(d), like Section 17(a), was designed to deal with transactions of investment companies in which affiliates have a conflict of interest and with respect to which an affiliate has the power to influence decisions of the investment company. Thus, the purpose of Section 17(d) is to avoid overreaching and unfair advantage to insiders.(9) For the same reasons discussed above with respect to Section 17(a), each Applicant’s participation in the proposed credit facility would not involve overreaching or unfair advantage of any other Applicant. Furthermore, the proposed credit facility is consistent

(9)  See, e.g., Hearings on S.3580 Before a Subcommittee of the Sen. Comm. on Banking and Currency, 76th Cong., 3d Sess. 762 (1940) at 211-213.

with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Finally, the requested order is appropriate because, as previously discussed, each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and fundamental investment limitations. Thus, each Fund’s participation in the proposed credit facility would be on terms which are no different from or less advantageous than that of other participating Funds.

4.                                      Exemption from Section 18(f)(1) of the Act.

Applicants request exemptive relief under Section 6(c) from Section 18(f)(1) to the limited extent necessary to implement the proposed credit facility (because the lending Funds are not banks). Section 18(f)(1) of the Act prohibits an open-end investment company from issuing “any senior security or to sell any senior security of which it is the issuer, except that any such registered company shall be permitted to borrow from any bank: provided, that immediately after any such borrowing there is an asset coverage of at least 300 per centum for all borrowings of such registered company...”. Applicants seek exemption from these provisions only to the limited extent necessary to permit a Fund to lend directly to or borrow directly from other Funds in amounts, as measured on the day when the most recent loan was made, and subject to all the other terms and conditions proposed hereunder, including the condition that immediately after any unsecured borrowing there is at least 1,000% asset coverage for all interfund borrowings of the borrowing Fund. The Funds would remain subject to the requirement of Section 18(f)(1) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the numerous conditions and substantial safeguards described in this Application, Applicants submit that to allow the Funds to borrow directly from other Funds pursuant to the proposed credit facility is fully consistent with the purposes and policies of Section 18(f)(1). Applicants further submit that the exemptive relief requested for the operation of the proposed credit facility is necessary and appropriate in the public interest because it will help the borrowing Funds to satisfy their short-term cash needs at substantial savings and it will enable lending Funds to earn a higher return on their uninvested cash balances without materially increased risk and without involving any overreaching.

VI.                               CONCLUSION

For the foregoing reasons, Applicants submit that the proposed transactions, conducted subject to the terms and conditions set forth above, would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants also submit that their participation in the proposed credit facility would be consistent with the provisions, policies and purposes of the Act and would be on a basis which is not different from or less advantageous than that of other participating Funds.

VII.                          PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications covering this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant.

The items required by Rule 0-2(c) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

VIII.                     AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

The Boston Trust & Walden Funds

/s/	Dated: June 2, 2016
Name: Lucia Santini
Title: President

Boston Trust Investment Management, Inc.

/s/	Dated: June 2, 2016
Name: Lucia Santini
Title: Managing Director

EXHIBIT INDEX

A.                                    Verifications required pursuant to Rule 0-2(d)

1.                                      The Trust

2.                                      The Adviser

B.                                    Resolutions required pursuant to Rule 0-2(c)(1)

1.                                      The Trust

2.                                      The Adviser

EXHIBIT A-1

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an Order for and on behalf of THE BOSTON TRUST & WALDEN FUNDS and that all action by the Board of THE BOSTON TRUST & WALDEN FUNDS and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/
Name: Lucia Santini
Title: President
Date: June 2, 2016

EXHIBIT A-2

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an Order for and on behalf of BOSTON TRUST INVESTMENT MANAGEMENT, INC.; that she is the Managing Director of BOSTON TRUST INVESTMENT MANAGEMENT, INC.; and that all action by the Board of Directors of BOSTON TRUST INVESTMENT MANAGEMENT, INC. and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/
Name: Lucia Santini
Title: Managing Director
Date: June 2, 2016

EXHIBIT B-1

I, Curtis Barnes, do hereby certify that I am the Secretary of The Boston Trust & Walden Funds.  I further certify that the following resolutions were duly adopted by the Board of Trustees of The Boston Trust & Walden Funds and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of The Boston Trust & Walden Funds (the “Trust”) be, and they hereby are, authorized to prepare, execute and file, or cause to be prepared, executed and filed, an application and any amendments thereto, as may be necessary, for an order from the U.S. Securities and Exchange Commission (the “Commission”) granting an exemptive order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 18(f) and 21(b) of the 1940 Act; under Section 12(d)(1)(J) of the 1940 Act for an exemption from Section 12(d)(1) of the 1940 Act; under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the 1940 Act; and under Section 17(d) and Rule 17d-1 (the “Application”) to permit each series of the Trust to lend to and borrow cash from other series of the Trust at rates determined in accordance with the terms of any such order granted by the Commission; and

FURTHER RESOLVED, that the officers of the Trust are authorized and directed to execute and deliver the Application in the name of the Trust and on its behalf, and to take any and all further action as may be necessary or appropriate to carry out the intents and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 2nd day of June, 2016.

By:	/s/
Name: Curtis Barnes
Title: Secretary
Date: June 2, 2016

EXHIBIT B-2

I, Sarah Kelly, do hereby certify that I am the Secretary of Boston Trust Investment Management, Inc.  I further certify that the following resolutions were duly adopted by the Board of Directors of the Adviser and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

NOW THEREFORE BE IT RESOLVED, that the officers of Boston Trust Investment Management, Inc. (the “Adviser”), be, and each hereby is, authorized to prepare, or caused to be prepared, executed and filed with the Securities and Exchange Commission, an Application and any amendments thereto for an Order of Exemption from the Investment Company Act of 1940, as amended, as may be necessary to permit portfolios of The Boston Trust & Walden Funds (the “Funds”) to lend to and borrow cash from other portfolios of the Funds at rates and subject to such conditions as may be provided in such an Order of Exemption.

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Adviser by one or more of its officers, and that the officers of the Adviser are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 2nd day of June, 2016.

By:	/s/
Name: Sarah Kelly
Title: Secretary
Date: June 2, 2016